Exhibit 99.2

OHMYHOME LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2022 and June 30, 2023	F-2
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended June 30, 2022 and 2023	F-3
Unaudited Interim Condensed Consolidated Statements of Change in Shareholders’ Equity for the six months ended June 30, 2022 and 2023	F-4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and 2023	F-5
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-6

F-1

OHMYHOME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2022	June 30, 2023	June 30, 2023
	SGD	SGD	USD
ASSETS
Current assets
Cash and cash equivalents	301,433	6,348,186	4,694,362
Accounts receivable, net	243,716	216,324	159,967
Prepayments	51,774	127,969	94,630
Amount due from a shareholder	-	-	-
Other current assets, net	6,613	299,142	221,209
Total current assets	603,536	6,991,621	5,170,168

Property and equipment, net	35,362	17,465	12,915

Non-current assets
Deposits	98,719	98,546	72,873
Deferred initial public offering (“IPO”) costs	676,321	-	-
Operating lease right-of-use assets	754,852	593,098	438,585
Total non-current assets	1,529,892	691,644	511,458

Total assets	2,168,790	7,700,730	5,694,541

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	67,730	143,651	106,227
Contract liabilities	194,300	43,466	32,142
Accrued liabilities and other payables	229,195	311,554	230,388
Bank loans, current portion	305,965	292,924	216,612
Amount due to a shareholder	2,290,044	-	-
Operating lease obligation	319,255	325,531	240,724
Taxes payable	25,101	-	-
Total current liabilities	3,431,590	1,117,126	826,093

Non-current liabilities:
Bank loans, non-current portion	475,737	331,123	244,859
Operating lease obligation, non-current portion	444,571	280,514	207,435
Total non-current liabilities	920,308	611,637	452,294

Total liabilities	4,351,898	1,728,763	1,278,387

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.001 par value, 500,000,000 shares authorized, 16,250,000 shares issued and outstanding as of December 31, 2022 and 19,050,000 shares issued and outstanding as of June 30, 2023, respectively	21,970	25,692	19,050
Additional paid-in capital	11,292,123	21,907,954	16,200,462
Accumulated other comprehensive income	36,153	68,561	50,700
Accumulated deficit	(13,131,513)	(15,606,369)	(11,540,613)
Total OHMYHOME LIMITED shareholders’ equity	(1,781,267)	6,395,838	4,729,599

Non-controlling interests	(401,841)	(423,871)	(313,445)
Total shareholders’ equity	(2,183,108)	5,971,967	4,416,154
Total liabilities and shareholders’ equity	2,168,790	7,700,730	5,694,541

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-2

OHMYHOME LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2022	2023	2023
	SGD	SGD	USD

Operating revenues
- Brokerage services
Independent Third Parties	1,692,773	1,334,438	986,791
Related Parties	2,900	11,288	8,347
	1,695,673	1,345,726	995,138
- Emerging and other services
Independent Third Parties	638,776	310,255	229,429
Related Parties	1,048,065	511,040	377,904
	1,686,841	821,295	607,333

Total operating revenues	3,382,514	2,167,021	1,602,471

Cost of revenues
- Brokerage services	(815,061)	(732,930)	(541,988)
- Emerging and other services	(1,041,081)	(630,446)	(466,203)
Total cost of revenues	(1,856,142)	(1,363,376)	(1,008,191)

Gross profit	1,526,372	803,645	594,280

Operating expenses
Technology and development expenses	(857,584)	(1,096,651)	(810,952)
Selling and marketing expenses	(1,003,189)	(848,504)	(627,453)
General and administrative expenses	(806,158)	(1,485,521)	(1,098,516)
Total operating expenses	(2,666,931)	(3,430,676)	(2,536,921)

Loss from operations	(1,140,559)	(2,627,031)	(1,942,641)

Other income (expense):
Interest income	3,983	24,454	18,083
Interest expense	(18,740)	(16,721)	(12,365)
Government grants	205,113	8,399	6,210
Foreign exchange gain	14,791	114,013	84,311
Total other income, net	205,147	130,145	96,239

LOSS BEFORE INCOME TAXES	(935,412)	(2,496,886)	(1,846,402)
Income tax expense	-

NET LOSS	(935,412)	(2,496,886)	(1,846,402)

Less: Net loss attributable to non-controlling interest	(15,998)	(22,030)	(16,291)
Net loss attributable to OHMYHOMELTD	(919,414)	(2,474,856)	(1,830,111)

NET LOSS	(935,412)	(2,496,886)	(1,846,402)
OTHER COMPREHENSIVE INCOME/(LOSS)
Foreign currency translation adjustment	(11,736)	32,408	23,966
TOTAL COMPREHENSIVE LOSS	(947,148)	(2,529,294)	(1,870,368)
Less: Comprehensive loss attributable to non-controlling interests	(15,998)	(22,030)	(16,291)
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(931,150)	(2,507,264)	(1,854,077)
Weighted average number of ordinary shares:
Basic and diluted	16,250,000	19,050,000	19,050,000
LOSS PER SHARE – BASIC AND DILUTED	(0.06)	(0.13)	(0.10)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-3

OHMYHOMELTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended June 30, 2022

	Ordinary Shares
	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated Deficit	Non- controlling Interests	Total shareholders’ equity
		SGD	SGD		SGD	SGD	SGD
Balance, January 1, 2022	16,250,000	21,970	11,292,123	9,997	(10,078,513)	(380,800)	864,777)

Net loss	-	-	-	-	(919,414)	(15,998)	(935,412)
Foreign currency translation adjustment	-	-	-	(11,736)	-	-	(11,736

Balance, June 30, 2022	16,250,000	21,970	11,292,123	(1,739)	(10,997,927)	(396,798)	(82,371)

For the six months ended June 30, 2023

	Ordinary Shares
	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Accumulated Deficit	Non- controlling Interests	Total shareholders’ equity
		SGD	SGD		SGD	SGD	SGD
Balance, January 1, 2023	16,250,000	21,970	11,292,123	36,153	(13,131,513)	(401,841)	(2,183,108)

Issue of new shares	2,800,000	3,722	10,615,831	-	-	-	10,619,553
Net loss	-	-	-	-	(2,474,856)	(22,030)	(2,496,886)
Foreign currency translation adjustment	-	-	-	32,408	-	-	32,408

Balance, June 30, 2023	19,050,000	25,692	21,907,954	68,561	(15,606,369)	(423,871)	5,971,967

Balance, June 30, 2023 (USD)	19,050,000	19,050	16,200,462	50,700	(11,540,613)	(313,445)	4,416,154

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

OHMYHOMELTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2022	2023	2023
	SGD	SGD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(935,412)	(2,496,886)	(1,846,402)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	10,367	20,777	15,364
Amortization of operating lease right-of-use assets	130,956	161,754	119,614
Provision for doubtful accounts	13,810	7,619	5,634
Changes in assets and liabilities:
Accounts receivable	25,239	19,773	14,622
Prepayments	(314,797)	(76,195)	(56,345)
Other current assets, net	(2,335)	(7,979)	(5,901)
Deposits	(30,474)	173	128
Accounts payable	4,580	75,921	56,142
Contract liabilities	951,187	(150,834)	(111,538)
Accrued liabilities and other payables	(39,158)	82,359	60,904
Other taxes payable	24,306	(25,101)	(18,562)
Operating lease obligation	(129,831)	(157,781)	(116,676)
NET CASH USED IN OPERATING ACTIVITIES	(291,562)	(2,546,400)	(1,883,016)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(13,168)	(2,880)	(2,130)
Loan to third party	-	(284,550)	(210,419)
Loan repayment by a shareholder	870,728	-	-

NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	857,560	(287,430)	(212,549)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issue of Share Capital	-	3,722	2,752
Repayment of due to a shareholder	274,188	(2,290,044)	(1,693,444)
Net IPO proceed	-	11,292,152	8,350,331
Deferred IPO costs	(138,960)	-	-
Repayment of bank loans	(153,100)	(157,655)	(116,583)
NET CASH (USED IN)/ PROVIDED BY FINANCING ACTIVITIES	(17,872)	8,848,175	6,543,056

Foreign currency effect	(11,736)	32,408	23,967

NET CHANGE IN CASH AND CASH EQUIVALENTS	536,390	6,046,753	4,471,458

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	1,220,931	301,433	222,904

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT PERIOD END	1,757,321	6,348,186	4,694,362

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
Loan Interest	-	10,466	7,739
Interest expense	18,740	6,255	4,626
Income tax paid	-	-	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

OHMYHOME LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Ohmyhome Limited (the “Company”) is a holding company incorporated on July 19, 2022, under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Ohmyhome (BVI) Limited (“Ohmyhome BVI”) established under the laws of the British Virgin Islands (“BVI”) on July 27, 2022. Ohmyhome BVI has no substantial operations other than holding all of the equity interest of Ohmyhome Pte. Ltd. (“Ohmyhome (S)”), a Singapore company incorporated on June 12, 2015.

The Company, through its wholly-owned subsidiary, Ohmyhome (S), and its subsidiaries, provides end-to-end property solutions and services for its customers such as brokerage services and emerging and other services, such as home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral services.

On November 30, 2022, the Company completed a reorganization of Ohmyhome (S) under common control of its then existing shareholders, who collectively owned all the equity interests of Ohmyhome (S) prior to the reorganization. Prior to the re-organization, Ohmyhome (S) was directly owned and controlled by Anthill and the Other Existing Shareholders with 57.79% and 42.21% beneficial ownership interest, respectively. As a result of certain share swaps and related issuances by and among, Anthill and the Other Existing Shareholders, the Company, Ohmyhome (BVI) Limited, and Ohmyhome (S) whereby Ohmyhome (S) ultimately became a wholly-owned subsidiary of Ohmyhome (BVI) Limited, and Ohmyhome (BVI) Limited became a wholly owned subsidiary of the Company, and Anthill and the Other Other Existing Shareholders became the beneficial owners of the Company with percentage ownerships of 57.79% and 42.21%. The Company has accounted for these re-organizations as a transfer of assets between entities under common control in accordance with ASC 805-50-50-3 to 4 because the economic interests of Anthill and the Other Existing Shareholders remained the same immediately before and immediately after the re-organization, as such, the accompanying financial statements include the results of operations of Ohmyhome (S) for two operating periods in accordance with guidance set forth in ASC 805-50-45-2 to 5. The unaudited interim condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements of the Company.

The accompanying unaudited interim condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership %	Principal of activity
Ohmyhome (BVI) Limited	● A BVI company ● Incorporated on July 27, 2022	100% owned by the Company	Investment holding

Ohmyhome (S)	● A Singapore company ● Incorporated on June 12, 2015	100% owned by Ohmyhome BVI	Principally engaged in the provision of a one-stop-shop property platform for its customers

Ohmyhome Renovation Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Principally engaged in design and build, project management for interior decoration projects for residential and commercial units

Ohmyhome Insurance Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Dormant

Cora.Pro Pte. Ltd.	● A Singapore company ● Incorporated on May 31, 2020	100% owned by Ohmyhome (S)	Principally engaged in distributing technology platform product for property management firms and developers to facilitate communication, facility booking, fee and tax payments.

Ganze Pte. Ltd.	● A Singapore company ● Incorporated on December 7, 2021	100% owned by Ohmyhome (S)	Principally engaged in interior decoration projects of high-end residential and commercial units

Ohmyhome Sdn. Bhd. (“Ohmyhome (M)”)	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (S)	Principally engaged in the provision of a one-stop-shop property platform for its customers in Malaysia

Ohmyhome Realtors Sdn. Bhd.	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (M)*	Principally engaged in the provision of brokerage service for its customers

*	Where less than 50% of the equity of an investee is held, the Company (through its subsidiaries) holds significantly more voting rights than any other vote holder or organized company of vote holders. An assessment has been made, taking into account all the factors relevant to the relationship with the investee, to ascertain control has been established and the investee should be consolidated as a subsidiary of the Company.

F-6

Note 2 – Liquidity and going concern

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments.

The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. As of June 30, 2023, the Company had negative cash flow from operating activities of S$2,546,400   (US$1,883,016). The Company’s working capital surplus was S$5,874,495 (US$4,344,075) as of June 30, 2023. And the Company had S$6,348,186   (US$4,694,362) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of June 30, 2023. On March 23, 2023, the Company completed its initial public offering. In this offering, the Company issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$11.2 million before deducting any underwriting discounts or expenses. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	cash and cash equivalents generated from operations;
●	other available sources of financing from Singapore and Malaysia banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders;
●	issuance of additional convertible notes; and
●	obtaining funds through a future initial public offering.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business.

Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Company’s plans such as (i) client’s business and areas of operations in Singapore and Malaysia, (ii) changes in the demand for the Company’s services, (iii) government policies, and (iv) economic conditions in Singapore, Malaysia and worldwide. The Company’s inability to secure needed financing when required may require material changes to the Company’s business plan and could have a material impact on the Company’s financial conditions and result of operations.

F-7

Note 3 – Summary of significant accounting policies

Basis of presentation

Management’s opinion is that the accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for the full year of 2023. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements thereto as of and for the years ended December 31, 2022.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of Directors, or to cast a majority of votes at the meeting of Directors.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the unaudited interim condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the unaudited interim condensed consolidated statements of income and comprehensive loss as an allocation of the total loss for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates and assumptions

The preparation of unaudited interim condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include, but not limited to, estimates for useful lives and impairment of property and equipment, impairment of long-lived assets, deferred taxes and uncertain tax position, and allowance for doubtful accounts and revenue recognition. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

F-8

Foreign currency translation and transaction

The accompanying unaudited interim condensed consolidated financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary in the British Virgin Islands is United States Dollars (“USD” or “US$”), its other subsidiaries which are incorporated in Singapore and Malaysia are SGD and Malaysia ringgit (“RM”), respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of Singapore has been translated into SGD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2022	December 31, 2022	June 30, 2023
Period-end spot rate	SGD1.00 = RM3.1708	SGD1.00 = RM3.2860	SGD1.00 = RM3.4518
Average rate	SGD1.00 = RM3.1296	SGD1.00 = RM3.1917	SGD1.00 = RM3.3382

Period-end spot rate	SGD1.00 = USD0.7193	SGD1.00 = USD0.7460	SGD1.00 = USD0.7395
Average rate	SGD1.00 = USD0.7326	SGD1.00 = USD0.7241	SGD1.00 = USD0.7484

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income, unaudited interim condensed consolidated statements of changes in shareholders’ equity and unaudited interim condensed consolidated statements of cash flows from SGD into USD as of June 30, 2023 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7395, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. The Company maintains most of its bank accounts in Singapore and Malaysia.

Accounts receivable and allowance for expected credit losses accounts

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2022 and June 30, 2023, the Company made S$9,102 and S$16,721 (US$12,365) allowance for doubtful accounts for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2022 and June 30, 2023, no allowance was deemed necessary.

F-9

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of December 31, 2022, the accumulated deferred IPO cost was S$676,321 (US$504,567). As of June 30, 2023, the Company had completed its Initial Public Offering, and the accumulated deferred IPO cost was Nil.

Deposits

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Other current assets, net

Other current assets, net, primarily consists of other receivables from third parties. These other receivables are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

As at June 30, 2023, the Company had other receivables include the amount of $284,550 which is a loan that the Company, on May 26, 2023, offered to Ohmyhome Property, Inc. to support working capital for budding real estate agency Ohmyhome Property, Inc., with interest charged at 5% per annum and repayment term of 1 year or 14 days from the date of demand.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Leasehold improvements	lesser of lease term or expected useful life
Office furniture and fittings	3 years
Office equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited interim condensed consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2022 and June 30, 2023, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

F-10

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

Effective January 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to January 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s unaudited interim condensed consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company has utilized the allowable practical expedient in the accounting guidance and elected not to capitalize costs related to obtaining contracts with customers with durations of less than one year. We do not have significant remaining performance obligations.

The Company derives its revenues from two sources: (1) revenue from brokerage services, and (2) revenue from emerging and other services.

1)	Brokerage services

The Company earns brokerage services revenue from provision of brokerage and documentation services for buying, selling, and leasing and renting properties. The Company recognizes commission-based brokerage revenue upon closing of a brokerage transaction and concurrently issues invoice. The transaction price is generally calculated by taking the agreed upon commission rate and applying that to the home’s selling price. Brokerage revenue primarily contains a single performance obligation that is satisfied upon the closing of a transaction, at which point the entire transaction price is earned. We are not entitled to any commission until the performance obligation is satisfied and are not owed any commission for unsuccessful transactions, even if services have been provided. The Company is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Company accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue. Typical payment terms set forth in the invoice is within 30 days.

F-11

2)	Emerging and other services

The Company generates revenues from emerging and other services such as financial services and home renovation and furnishing services. Service fees for emerging and other services are generally recognized as revenues when services are provided.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Company recognizes a contract asset or a contract liability in the unaudited interim condensed consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its unaudited interim condensed consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of December 31, 2022 and June 30, 2023.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of December 31, 2022 and June 30, 2023, the contract liabilities of the Company amounted to S$194,300 and S$43,466 (US$32,142), respectively.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits), commission fee, property listing fee, referral fee and subcontracting cost.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the six months ended June 30, 2022 and 2023, the advertising expense amounted to S$533,365 (US$383,633) and S$378,507 (US$279,899), respectively.

Technology and development

Technology and development expenses primarily include personnel costs (including base pay, bonuses, and benefits), platform development, and maintaining and improving our website and mobile application development costs. We expense research and development costs as incurred and record them in technology and development expenses.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the six months ended June 30, 2022 and 2023, the Company’s selling and marketing expenses were S$1,003,189 (US$721,563) and S$848,504 (US$627,453), respectively.

F-12

Employee compensation

Singapore

(1)	Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(2)	Employees leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly within the reporting period.

Malaysia

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Government Grant

Government grants as compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company during the COVID-19 pandemic. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were S$205,113 (US$147,531) and S$8,399 (US$6,210) for the six months ended June 30, 2022 and 2023, respectively from the Singapore Government.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. Management has determined that the Company operates in a single segment because there is only one Chief Operating Decision Maker (“CODM”) for the Company who is the Company’s Chief Executive Officer. Operating and financial metrics are applied to the entire Company as whole because there is only one segment. In the event that the Company determines that there is more than one segment, the Company will disclose how it has determined there is more than one segment and disclose the relevant metrics for measurement of performance.

Leases

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s unaudited interim condensed consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

F-13

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited interim condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the six months ended June 30, 2022 and 2023. The Company had no uncertain tax positions for the six months ended June 30, 2022 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the United States dollar as its functional currencies.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2022 and 2023, there were no dilutive shares.

F-14

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company place our cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from our customers. The Company establish an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers

As of December 31, 2022, two customers, one is a provider of general insurance and another is a property consultancy firm, accounted for 10.0% and 25.85% of the account receivables respectively. None of the customers consisted of more than 10% of account receivables as of June 30, 2023, respectively.

For the six months ended June 30, 2023, None of the customers contributed more than 10% of revenue. For the six months ended June 30, 2022, one major customer, Mr. Loh Kim Kang David, a shareholder and the Chairman of the board of Directors accounted for 30.9% of the Company’s total revenue. Details will be disclosed in the Note 9.

Concentration of vendors

For the year ended December 31, 2022, three vendors accounted for 17.0%, 15.4% and 12.8% of total purchases. Two of vendors are providing construction and development services, and one of them is providing search engines, on-line advertising and other computing services.

For the six months ended June 30, 2023, one vendor, who is a brokerage and advisory provider, accounted for 18.91% of the Company’s account payable.

F-15

Recent accounting pronouncements

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operations and comprehensive loss and unaudited interim condensed consolidated statements of cash flows.

Note 4 - Revenues

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenues remains substantially unchanged. There were no cumulative effect adjustments made to the contracts in place prior to January 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s unaudited interim condensed consolidated financial statements.

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s Customers in an amount that reflects the consideration to which the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Company’s revenues disaggregated by service lines for the six months ended June 30, 2022 and 2023:

	For the six months ended June 30,
	2022	2023
	SGD	SGD	USD
Brokerage services
Independent Third Parties	1,692,773	1,334,438	986,791
Related Parties	2,900	11,288	8,347
	1,695,673	1,345,726	995,138
Emerging and other services
Independent Third Parties	638,776	310,255	229,429
Related Parties	1,048,065	511,040	377,904
	1,686,841	821,295	607,333

Total revenues	3,382,514	2,167,021	1,602,471

The Company elected to utilize practical expedients to exclude from this disclosure the remaining performance obligations that have an original expected duration of one year or less.

F-16

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	SGD	SGD	USD
Accounts receivable	252,818	233,045	172,332
Less: Allowance for expected credit losses accounts	(9,102)	(16,721)	(12,365)
Total accounts receivable, net	243,716	216,324	159,967

Movements of allowance for expected credit losses accounts are as follows:

	December 31, 2022	June 30, 2023	June 30, 2023
	SGD	SGD	USD

Allowance for expected credit losses accounts, beginning balance	23,210	9,102	6,731
Addition	16,683	7,619	5,634
Write-off / recovery	(30,791)	-	-
Allowance for expected credit losses accounts, ending balance	9,102	16,721	12,365

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit losses accounts, based on the invoice date is as follows:

	December 31, 2022	June 30, 2023	June 30, 2023
	SGD	SGD	USD
Within 30 days	127,415	202,181	149,509
Between 31 and 60 days	42,445	6,060	4,481
Between 61 and 90 days	59,960	2,946	2,178
More than 90 days	13,896	5,137	3,799
Total accounts receivable, net	243,716	216,324	159,967

Note 6 – Property and equipment, net

Property, plant and equipment, net consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	SGD	SGD	USD
At cost:
Office furniture and fittings	150,000	151,850	112,290
Office Equipment	151,141	152,171	112,527
Leasehold improvements	9,732	9,732	7,196
Total	310,873	313,753	232,013
Accumulated depreciation	(275,511)	(296,288)	(219,098)
Property and equipment, net	35,362	17,465	12,915

Depreciation expense for the six months ended June 30, 2022 and 2023 amounted to S$10,367 (US$7,457) and S$20,777 (US$15,364) respectively.

No impairment loss had been recognized for the six months ended June 30, 2022 and 2023, respectively.

F-17

Note 7 – Bank loans

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/ Maturities	Interest Rate	Collateral/Guarantee	December 31, 2022 SGD	June 30, 2023 SGD	June 30, 2023 USD
CIMB Bank Berhad, Singapore Branch	August 2020 /August 2023	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	23,005	5,794	4,285
DBS Bank Ltd.	June 2020 /June 2025	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Anthill, major shareholder of the Company	518,715	418,057	309,145
Maybank Singapore Limited	November 2020/November 2025	2.75%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	239,982	200,196	148,041
Total				781,702	624,047	461,471
Bank loans, current portion				305,965	292,924	216,612
Bank loans, non-current portion				475,737	331,123	244,859

Interest expenses of bank loans for the six months ended June 30, 2022 and 2023 amounted to S$15,022 (US$10,805) and S$10,466 (US$7,739) respectively.

The maturities schedule is as follows:

Twelve months ending June 30,

	SGD	USD

2024	292,924	216,612
2025	295,651	218,629
2026	35,472	26,230
Total	624,047	461,471

F-18

Note 8 – Accrued liabilities and other payables

The components of accrued expenses and other payables are as follows:

	December 31, 2022	June 30, 2023	June 30, 2023
	SGD	SGD	USD

Accrued payroll and welfare	73,110	64,154	47,440
Accrued expenses*	13,400	-	-
GST tax payable**	25,101	-	-
Other payable***	142,685	247,400	182,948
Total accrued liabilities, other payables and GST tax payable	254,296	311,554	230,388

*	Accrued expenses mainly consist of accrual of professional service fees and cost incurred yet to bill.

**	Mainly refers to Goods and Services Tax (“GST”) payable. Sales revenue and purchase expense represent the invoiced value of goods, net of GST. The sales of the Company’s products and services are subject to a GST on the gross sales price. The Company is subject to GST at the prevailing rate in Singapore (currently 8%) and is exempted Sales and Service Tax from Malaysia. The GST will be offset by GST paid by the Company on purchase of renovation materials and other products, or services included in the cost of providing services and other expenses.

***	Other payable mainly consists of payable for other services and utilities expenses.

Note 9 – Related party balances and transactions

Nature of relationships with related parties

Related parties	Relationship
Ms. Rhonda Wong	Shareholder, Director, Chief Executive Officer
Vienna Management Ltd	Shareholder, wholly-owned by the Chairman of the board of Directors
Termbasu Holding Pte Ltd	Owned by the Chairman of the board of Directors
Mr. Loh Kim Kang David (“Mr. Loh”)	Shareholder, the Chairman of the board of Directors
Anthill Corp	Owned by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company
Ohmyhome Principal Sdn Bhd	Shareholder of Ohmyhome Realtors Sdn Bhd (51% interest)

F-19

Related party balances

Transaction nature	Name	As of December 31, 2022		As of June 30, 2023		As of June 30, 2023
		SGD		SGD		USD
Amount due to	Vienna Management Ltd	2,290,044	[i]	-		-

Amount due from	Anthill Corp	-		3,495	iii	2,584

Amount due from	Ohmyhome Principal Sdn Bhd	-		4,307	iv	3,185

Contract liability	Mr. Loh	103,908	ii	-		-

[i]	On May 1, 2019, the Company entered into an interest-free loan facility agreement with Vienna Management Ltd for a revolving loan facility agreement up to S$2.0 million for general working capital and general corporate purposes. The amount of S$2,290,044 (US$1,708,478) had been fully settled.

ii	On February 25, 2022, the Company entered into a services agreement with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in consideration S$3,618,250 (US$2,699,381). For the six months ended June 30, 2022, the project was not completed and Mr. Loh. paid to the Company in consideration S$2,075,347 (US$1,492,733). The Company received in advance of completion of performance obligations under an agreement amounted to S$1,028,481 (US$739,755) as of June 30, 2022. During the six months ended of June 30, 2022, the Company recognized revenue S$1,046,866 (US$752,978) for the project. During the six months ended of June 30, 2023, the Company recognized revenue S$511,040 (US$377,904) for the project. The whole project was completed by 30th January 2023.

iii	On June 22, 2023, the Company extended payment for Notarization services for Anthill Corp in view of operational urgency. This amount will be recovered by December 31, 2023 from Anthill Corp.

iv	As at June 30, 2023, Ohmyhome Sdn Bhd, Ohmyhome Realtors Sdn Bhd and Ohmyhome Pte Ltd had extended payment for Corporate Secretarial services for Ohmyhome Principal Sdn Bhd in view of operational urgency, for S$3,446 (US$2,548), S$846 (US$626) and S$15 (US$11) respectively. This amount will be recovered by December 31, 2023 from Ohmyhome Principal Sdn Bhd.

Related party transactions

Transaction nature	Name	June 30, 2022	June 30, 2023	June 30, 2023
		SGD	SGD	USD
Brokerage services provided to	Ms. Rhonda Wong	2,900	288	213
Brokerage services provided to	Mr. Loh	-	11,000	8,134
Emerging and other services to	Mr. Loh	1,046,866	511,040	377,904
Emerging and other services to	Ms. Rhonda Wong	1,199	-	-

(1)	Ms. Rhonda Wong engaged the Company to perform aircon cleaning for her house and the project was completed during the six months ended June 30, 2023, and Ms. Rhonda Wong paid a service fee of S$288 (US$213) to the Company.

(2)	Mr. David Loh engaged the Company to look for a tenant for a property and was completed during the six months ended June 30, 2023. Mr. David Loh paid a service fee of S$11,000 (US$8,134) to the Company.

(3)	Details have been disclosed above for revenue recognized for the services agreement with Mr. David Loh for S$511,040 (US$377,904).

Note 10 – Income taxes

Caymans and BVIs

The Company and its subsidiary are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and Ohmyhome BVI do not accrue income taxes.

F-20

Singapore

Ohmyhome (S), Ohmyhome Renovation Pte Ltd, Ohmyhome Insurance Pte Ltd, Cora Pro Pte Ltd and Ganze Pte. Ltd. are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Net operating loss will be carried forward indefinitely under Singapore profits tax regulation. As of December 31, 2022 and six months ended June 30,2023, the Company did not generate net taxable income to utilize net operating loss, which will carry forwards to offset future taxable income.

Malaysia

Ohmyhome Sdn Bhd and Ohmyhome Realtors Sdn Bhd are subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, if the company has a paid-up capital of MYR 2.5 million or less, and gross income from business of not more than MYR 50 million, the tax rate will be 17% on the first MYR 600,000 and 24% on amount exceeding MYR 600,000.

The operations in Malaysia incurred cumulative net operating losses which can be carried forward for a maximum period of seven consecutive years to offset future taxable income.

The components of loss before income taxes were comprised of the following:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2023
	SGD	SGD	USD
Tax jurisdiction from:
Singapore	(901,038)	(2,521,503)	(1,864,603)
Malaysia	(34,374)	(40,623)	(30,040)
Loss before income taxes provision	(935,412)	(2,562,126)	(1,894,643)

The provision for income taxes consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	SGD	SGD	USD
Deferred tax assets:
Singapore	503,121	386,535	285,835
Malaysia	19,466	6,906	5,106

Less: valuation allowance
Singapore	(503,121)	(386,535)	(285,835)
Malaysia	(19,466)	(6,906)	(5,106)
Deferred tax assets	-	-	-

F-21

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and June 30, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months period ended June 30, 2022 and 2023 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2023.

Note 11 – Equity

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 16,250,000 shares of ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. A further 2,800,000 shares were issued by June 30, 2023, resulting in 19,050,000 shares of ordinary shares outstanding as at June 30, 2023. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

Note 12 – Commitment and Contingencies

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

F-22

The Company has one property lease agreement with lease terms for three years. The Company’s lease agreement do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

For the six months ended June 30, 2022 and 2023, there were no rent expenses for the short term lease.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of June 30, as follow:

Twelve months ending June 30,	Minimum lease payment
2023	166,299
2024	337,123
2025	113,129
2026	-
2027 thereafter	-
Total future lease payment	616,551
Amount representing interest	(10,506)
Present value of operating lease liabilities	606,045
Less: current portion	325,531
Long-term portion	280,514

The following summarizes other supplemental information about the Company’s operating lease as of June 30, 2023:

Weighted average discount rate	2.81%
Weighted average remaining lease term (years)	1.83 years

Note 13 – Subsequent events

The Company has assessed all events from June 30, 2023, up through October 2, 2023 which is the date that these unaudited interim condensed consolidated financial statements are available to be issued.

The Company aims to serve communities outside of Singapore and Malaysia and plans to expand its footprint into Philippines. Philippines offers communities of growing education and wealth standards which form foundations for sustainable urban development in the long run. On May 26, 2023, The Company offered a loan to support working capital for budding real estate agency Ohmyhome Philippines. The plan is to finally acquire this entity to serve the communities in Philippines.

Aside to this, there are no material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.

F-23